Exhibit 99.2

TOKEN CAT LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Note	December 31, 2025	June 30, 2026
		RMB	RMB	US$
				Note 3(e)
ASSETS
Current assets:
Cash and cash equivalents		976	19,937	2,938
Accounts receivable, net	4	6,522	5,074	748
Prepayment and other current assets, net	5	165,379	271,649	40,036
Receivables due from related parties	17	-	14	2
Total current assets		172,877	296,674	43,724
Non-current assets:
Property, equipment and software, net	6	-	57	8
Right-of-use assets	7	-	2,346	346
Other non-current assets		-	190	28
Total non-current assets		-	2,593	382
Total assets		172,877	299,267	44,106
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable		6,499	610	90
Contract liabilities	8	189	7,463	1,100
Salary and welfare benefits payable		2,017	2,216	327
Other taxes payable	10	4	32	5
Lease liabilities- current portion	7	-	1,668	246
Payables due to related parties	17	397	597	88
Payable third-party loans	11	6,208	5,926	873
Other current liabilities	12	906	958	142
Total current liabilities		16,220	19,470	2,871
Warrant liability	18	24,377	15,558	2,294
Lease liabilities- non current portion	7	-	1,023	151
Payable third-party loans	11	-	24,033	3,542
Total non-current liabilities		24,377	40,614	5,987
Total liabilities		40,597	60,084	8,858
Commitments and contingencies	16
Shareholders’ equity:
Class A ordinary shares: US$0.0001 par value; 24,000,000,000 shares authorized; 9,486,076,439 shares issued and 8,253,410,439 shares outstanding as of December 31, 2025; 4,800,000,000,000 shares authorized; 126,949,540,440 shares issued and 104,636,988,040 shares outstanding as of June 30, 2026		5,899	72,430	10,675
Class B ordinary shares: US$0.0001 par value; 1,800,000,000 shares authorized, and 55,260,580 issued and outstanding as of December 31, 2025; 1,800,000,000 shares authorized, and 55,260,580 issued and outstanding as of June 30, 2026		35	35	5
Treasury stock (8,548,547 treasury stock as of December 31, 2025; 8,548,547 treasury stock as of June 30, 2026)		(13,113)	(13,113)	(1,933)
Additional paid-in capital		1,501,288	2,555,672	376,659
Stock subscription receivable		-	(825,542)	(121,671)
Accumulated deficit		(1,418,827)	(1,609,713)	(237,243)
Accumulated other comprehensive income		56,998	59,414	8,756
Total shareholders’ equity		132,280	239,183	35,248
TOTAL LIABILITIES AND EQUITY		172,877	299,267	44,106

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TOKEN CAT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

		For the six months ended June 30,
	Note	2025	2026
		RMB	RMB	US$
				Note 3(e)
Continuing operations:
Net revenues
Resale of automotive electronic components		-	18,375	2,708
Advertising business		-	1,072	158
Total net revenues		-	19,447	2,866
Cost of revenues		-	(18,205)	(2,683)
Gross profit		-	1,242	183
Operating expenses:
Selling and marketing expenses		-	(265)	(39)
General and administrative expenses		(13,900)	(31,195)	(4,598)
Asset impairment and credit losses	5	-	(165,270)	(24,358)
Total operating expenses		(13,900)	(196,730)	(28,995)
Loss from continuing operations		(13,900)	(195,488)	(28,812)
Other income/(expenses):
Interest income/(expenses), net		-	(22)	(3)
Change in fair value of warrant liability		42,069	4,621	681
Other income, net		-	3	-
(Loss)/income from continuing operations before income taxes		28,169	(190,886)	(28,134)
Income tax benefit	9	-	-	-
Net (loss)/income from continuing operations		28,169	(190,886)	(28,134)
Discontinued operations:
Loss from discontinued operations before income taxes		(28,844)	-	-
Income tax expense, net		-	-	-
Loss from discontinued operations, net of tax		(28,844)	-	-
Net loss		(675)	(190,886)	(28,134)
Other comprehensive income/(loss):				-
Foreign currency translation adjustments		435	2,416	356
Total other comprehensive income		435	2,416	356
Total comprehensive (loss)/income		(240)	(188,470)	(27,778)
Net (loss)/income attributable to Token Cat Limited’s ordinary shareholders per share
Basic and diluted from continuing operations	15	0.05	(0.002)	(0.0004)
Basic and diluted from discontinued operations	15	(0.05)	-	-
Weighted average number of ordinary shares
Basic and diluted from continuing operations	15	564,269,444	78,822,263,087	78,822,263,087
Basic and diluted from discontinued operations	15	564,269,444	78,822,263,087	78,822,263,087
Share-based compensation expenses included in:
Selling and marketing expenses		27	-	-
General and administrative expenses	13	8,965	24,702	3,641

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TOKEN CAT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data, unless otherwise stated)

											Token
	Ordinary shares				Treasury stock					Accumulated	Cat
	Number of			Class B			Additional	Stock		other	Limited	Non-	Total
	Class A	ClassA	Class B	Amounts			paid-in	Subscription	Accumulated	comprehensive	shareholders’	controlling	shareholders’
	Shares	Amounts	Shares	RMB	Shares	Amounts	capital	Receivable	deficit	income	equity	interests	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2024	701,110,886	480	55,260,580	35	(12,765,549)	(34,526)	1,323,281	-	(1,421,097)	(8,980)	(140,807)	-	(140,807)
Shares issuance for vested restricted shares	8,825,000	7	-	-	-	-	(7)	-	-	-	-	-	-
Share-based compensation	-	-	-	-	1,625,000	8,480	514	-	-	-	8,994	-	8,994
Issuance of common shares and Pre-funded warrants, net of issuance costs	7,357,500,000	5,270	-	-	-	-	159,769	-	-	-	165,039	-	165,039
Net income from continuing operations	-	-	-	-	-	-	-	-	28,169	-	28,169	-	28,169
Net loss from discontinued operations	-	-	-	-	-	-	-	-	(28,844)	-	(28,844)	-	(28,844)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	435	435	-	435
Balance at June 30, 2025	8,067,435,886	5,757	55,260,580	35	(11,140,549)	(26,046)	1,483,557	-	(1,421,772)	(8,545)	32,986	-	32,986

Balance at December 31, 2025	8,268,317,486	5,899	55,260,580	35	(8,548,547)	(13,113)	1,501,288	-	(1,418,827)	56,998	132,280	-	132,280
Shares Issued for digital assets	96,000,000,001	66,270	-	-	-	-	759,272	(825,542)	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-	291,944	-	-	-	291,944	-	291,944
Cashless exercise of common stock warrants	324,000,000	221	-	-	-	-	3,208	-	-	-	3,429	-	3,429
Exercise of stock options	59,577,600	40	-	-	-	-	(40)	-	-	-	-	-	-
Net loss from continuing operations	-	-	-	-	-	-	-	-	(190,886)	-	(190,886)	-	(190,886)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	2,416	2,416		2,416
Balance at June 30, 2026	104,651,895,087	72,430	55,260,580	35	(8,548,547)	(13,113)	2,555,672	(825,542)	(1,609,713)	59,414	239,183	-	239,183

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TOKEN CAT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$
			Note 3(e)

Cash flows from operating activities
Net (loss)/income from continuing operations	28,169	(190,886)	(28,134)
Adjustment to reconcile net (loss)/income to net cash used in operating activities:
Share-based compensation	8,992	24,702	3,641
Depreciation and amortization	-	552	81
Impairment and expected credit loss	-	165,270	24,358
Change in fair value of warrant liability	(42,069)	(4,621)	(681)
Changes in operating assets and liabilities-continuing operations:
Accounts and notes receivable	-	1,448	213
Due from related parties	-	(14)	(2)
Other receivable	(159,116)	(7)	(1)
Prepayment and other current assets	(1,208)	(3,283)	(484)
Contract liabilities	-	7,274	1,072
Accounts payable	-	(5,889)	(868)
Due to related parties	-	216	32
Salary and welfare benefits payable	1,403	173	25
Other taxes payable	-	28	4
Lease liability	-	21	3
Other current liabilities	(4,864)	23,968	3,534
Net cash (used in)/provided by operating activities-continuing operations	(168,693)	18,952	2,793
Net cash used in operating activities-discontinued operations	(807)	-	-
Net cash (used in)/provided by operating activities	(169,500)	18,952	2,793
Cash flows from investing activities:
Purchases of property, plant and equipment	-	(61)	(9)
Net cash used in investing activities-continuing operations	-	(61)	(9)
Net cash used in investing activities-discontinued operations	-	-	-
Net cash used in investing activities	-	(61)	(9)
Cash flows from financing activities:
Proceeds of offering, net of listing fee	165,296	-	-
Net cash provided by financing activities-continuing operations	165,296	-	-
Net cash used in financing activities-discontinued operations	(1,101)	-	-
Net cash provided by financing activities	164,195	-	-
Effect of exchange rate changes on cash and cash equivalents	47	70	14
Net (decrease)/increase in cash and restricted cash	(5,258)	18,961	2,798
Cash, cash equivalents and restricted cash at beginning of the period	10,340	976	140
Cash, cash equivalents and restricted cash at end of the period	5,082	19,937	2,938
Less: Cash, cash equivalents and restricted cash of discontinued operations at the end of the period	4,107	-	-
Cash and cash equivalent of continuing operations at the end of the period	975	19,937	2,938
Supplemental disclosures of cash flow information:
Cash paid for interest expense from continuing operations	-	-	-
Cash paid for interest expense from discontinued operations	(764)	-	-
Supplemental schedule of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for new operating lease liabilities from continuing operations	-	2,639	389
Ordinary shares issued with subscription consideration receivable	-	825,542	121,670
Shares and options issued in exchange for prepaid services	-	291,944	43,027
Ordinary shares issued upon cashless exercise of warrants	-	3,429	505

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TOKEN CAT LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Reorganization

Token Cat Limited (the “Company”, formerly known as TuanChe Limited) was incorporated in the Cayman Islands on September 28, 2012. The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of VIEs (collectively referred to as the “Group”). The Group commenced operations through TuanChe Internet, a PRC company established by several PRC citizens in May 2012. TuanChe Internet holds an Internet Content Provider (“ICP”) license to operate Tuanche.com that provides internet information services to automobile manufacturers, car dealers and consumers.

The Group was primarily engaged in the operation of providing auto shows, special promotion events services, referral service for a commercial bank, online marketing services and other related businesses in the People’s Republic of China (the “PRC” or “China”). The Group commenced its auto shows business from the fourth quarter of 2016. In June 2018, the Group commenced its virtual dealership business, marketing information services and demand-side platform services. In January 2019, the Group commenced its special promotion events business. In October 2019, the Group commenced its referral services in collaboration with a commercial bank. In the first quarter of 2020, the Group acquired Longye International Limited (“Longye”) and commenced a subscription and support service, and it also commenced its live streaming promotion events services and customer referral services. In 2025, the Group expanded its business through its PRC subsidiaries to include the procurement and sales of electronic equipment, diversifying its revenue streams beyond its core automotive digital marketing and technology services.

On September 10, 2025, the Company entered into a share purchase agreement with Prime Management Group Limited, a British Virgin Islands company. Pursuant to the share purchase agreements, the Group transferred 100% of the outstanding equity interest in Longye, a Cayman Islands company, Long Ye Information Technology Limited, a Hong Kong company (“Long Ye HK”), Beijing Sangu Maolu Information Technology Co., Ltd., a PRC company (“Sangu Maolu”), TuanChe Information Limited, a Hong Kong company, (“Tuanche HK”), TuanYuan Internet Technology (Beijing) Co., Ltd., a PRC company (“TuanYuan”), TuanChe Group Inc., a Cayman Islands company, (“Tuanche Cayman”), Tuanche Information Group Limited, a Hong Kong company (“Tuanche Info”), Chema Technology (Beijing) Co., Ltd., a PRC company (“Chema”), for an aggregate consideration of the US$1. The organizing auto shows and providing marketing services have been presented as discontinued operations (“Discontinued Operations”) retroactively for the periods presented in the unaudited condensed consolidated   financial statements for the six months ended June 30, 2025. For details of the transaction please refer to Note 19 – Discontinued operations.

Following the disposal, as of June 30, 2026, the Group expanded its business through its PRC subsidiaries to include the procurement and sales of electronic equipment, diversifying its revenue streams beyond its core automotive digital marketing and technology services.

		Percentage of
	Place and year of	direct or indirect
Major Subsidiaries	incorporation	economic ownership	Principal activities
New TuanChe New York Inc. (US)	New York, USA 2024	100	Investment holding
New TuanChe Colorado Inc. (US)	Colorado, USA 2025	100	Investment holding
New TuanChe PTE. LTD. (Singapore)	Singapore 2025	100	Investment holding
New TuanChe Hong Kong Limited (HK)	Hong Kong, PRC 2024	100	Investment holding
Shenzhen Feixingjia Information Technology Co., Ltd.	Shenzhen, PRC 2024	100	Electronic equipment trading,technical support and consulting services
Beijing Feixingjia Information Technology Co.,Ltd.	Beijing, PRC 2025	100	Electronic equipment trading,technical support and consulting services
Changsha Feixingjia Information Technology Co., Ltd.	Changsha, PRC 2025	100	Technical support and consulting services
Hainan Tuanche Information Technology Co., Ltd.	Danzhou, Hainan, 2026	100	Technical support and consulting services

2. Going Concern

The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As of June 30, 2026, the Company had an accumulated deficit of RMB1,609.7 million and incurred a net loss of RMB190.9 million for the six months period ended June 30, 2026.

2. Going Concern (Continued)

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty, such as those relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

In response to the conditions described above, management has taken and plans to take the following actions to improve the Company’s financial position and operations:

a. The Company will fund its development and future operations through steady business growth and non-dilutive financing.

b. Should the Group fail to achieve the above objectives, it may require additional financing to execute its business plans. Such financing may be in the form of equity or debt, the timing, terms, and availability of which cannot be assured. If the Group is unable to secure necessary capital on acceptable terms or at all, or if it fails to improve gross margins and reduce operating expenses, we may be unable to implement our current expansion strategy.

There can be no assurance that the Company will be successful in achieving its strategic plans, that the Company’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Company is unable to raise sufficient financing or events or circumstances occur such that the Company does not meet its strategic plans, the Company will be required to reduce certain discretionary spending, or be unable to fund capital expenditures, which would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

The accompanying condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the condensed consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

3. Significant Accounting Policies

a) Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with audited consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025.

In the opinion of the management, the accompanying unaudited interim condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The condensed consolidated balance sheet as of June 30, 2026 has been derived from the audited consolidated financial statements included in the FY2025 Form 20-F, and the accompanying unaudited interim condensed consolidated financial statements do not include all disclosures required by U.S. GAAP for complete financial statements. All amounts in the accompanying unaudited interim condensed consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of US$1.00 = RMB6.7851, representing the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of June 30, 2026. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

b) Reclassifications

The Company changed the presentation of revenue within its consolidated statements of operations retrospectively. Disaggregation of revenue has been changed as a result of the disposal of discontinued operations. Amounts for the comparative prior periods have been reclassified to conform to the current period presentation. These reclassifications had no impact on previously reported net income or financial position and do not represent a restatement of any previously reported financial results.

c) Principles of consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and subsidiaries of VIEs for which the Company is the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, VIEs and subsidiaries of VIEs have been eliminated upon consolidation.

3. Significant Accounting Policies (Continued)

d) Use of estimates

The preparation of the Group’s condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to determining the provision for accounts receivable, provision for prepayment and other current assets, assessment for valuation allowance of deferred tax assets, valuation and recognition of share-based compensation expenses, long-term investments and valuation of warrant liabilities at fair value.

e) Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries which are incorporated in the Cayman Islands and Hong Kong is United States dollars (“US$”). The functional currency of the Group’s PRC entities is RMB.

Translations of balances in the condensed consolidated balance sheets, condensed consolidated statements of operations and comprehensive loss and condensed consolidated statements of cash flows from RMB into US$ as of and for the period ended June 30, 2026 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.7851 representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2026. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2026, or at any other rate.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, and expenses, gains and loss are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive income/(loss) in the consolidated statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and loss resulting from foreign exchange transactions are included in foreign exchange loss in the condensed consolidated statements of operations and comprehensive loss.

f) Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

3. Significant Accounting Policies (Continued)

f) Fair value measurements (Continued)

●	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, accounts and notes receivable, prepayment and other current assets, accounts payable, other payables and other liabilities of which the carrying values approximate their fair value due to their short term in nature and other liabilities.

The fair value of warrant liability was determined using the Black Scholes Model, with level 3 inputs (Note 18).

Digital assets

Digital assets within the scope of ASC 350-60 that meet all of the criteria are measured at fair value at each reporting period, with changes in fair value recognized in net income, in accordance with ASC 350-60-35-1. The fair value of digital assets is determined in accordance with ASC 820, based primarily on quoted prices in active markets for identical assets (Level 1 inputs). For digital assets for which quoted prices in active markets are not available, the Group utilizes observable or unobservable inputs in its valuation, and such measurements may be categorized within Level 2 or Level 3 of the fair value hierarchy.  As of June 30, 2026, the Group does not hold any digital assets.

g) Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. In the consolidated statements of operations and comprehensive loss, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinuing operations are presented separately in Note 19. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

Non-current assets or disposal groups are classified as assets held for sale when the carrying amount is to be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets.

On October 31, 2025, the Company completed the disposal of the disposal groups.

h) Cash, cash equivalents and restricted cash

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in the United States of America or China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2025 and June 30, 2026, there were cash at bank and demand deposits with original terms of less than three months denominated in US dollars amounting to approximately US$0.14 million and US$2.94 million, respectively (equivalent to approximately RMB1.0 million and RMB19.9 million, respectively).

i) Accounts and notes receivables, net

Accounts and notes receivables are recorded at amortized cost, net of allowances for current expected credit losses (“CECL”) in accordance with ASC Topic 326, as updated by ASU 2025-05. Management regularly reviews outstanding accounts and provides an allowance for credit loss. When collection of the original invoice amounts is no longer probable, the Company will either partially or fully write off the balance against the allowance for credit loss.

j) Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the following estimated useful lives:

Category	Estimated useful life
Furniture and electronic equipment	3 years
Vehicles	10 years
Software	5 years
Leasehold improvements	Shorter of expected lives of leasehold improvements and lease term

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the condensed consolidated statements of operations and comprehensive loss.

3. Significant Accounting Policies (Continued)

k) Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets acquired in a business combination were recognized initially at fair value at the date of acquisition. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful life for the intangible assets is as follows:

Category	Estimated useful life
Customer relationships	3 years
Trade names	10 years
Developed technology	7 years

l) Long-term investments

For equity investments which the Company does not have significant influence, and whose fair value is not readily determinable, the cost less impairment accounting is applied (“measurement alternative”). Gain or loss are realized when such investment is sold or when dividends are declared or payments are received.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323 Investments-Equity Method and Joint Ventures. The Company adjusts the carrying amount of equity method investment for its share of the income or loss of the investee and reports the recognized income or loss in the condensed consolidated statements of operations and comprehensive loss. The Company’s share of the income or loss of an investee are based on the shares of common stock and in-substance common stock held by the Company.

The Company evaluates its equity investments for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Company when determining whether an investment has been other-than-temporarily-impaired, include, but are not limited to, the length of the time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the investment, and the Company’s intent and ability to retain the investment until the recovery of its cost.

m) Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. The Group has no contract assets as of December 31, 2025 and June 30, 2026.

The contract liabilities consist of deferred revenues and advances from customers, which represent the billings or cash received for goods and services in advance of revenue recognition and are recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group’s deferred revenues and advances from customers amounted to RMB189 and RMB7,463 as of December 31, 2025 and June 30, 2026, respectively. The Group expects the balance as of June 30, 2026 to be recognized as revenues over the next 12 months. The amount of revenue recognized during the six months ended June 30, 2025 and 2026 that was previously included in the deferred revenue and advances from customers as of December 31, 2024 and 2025 was nil and RMB189, respectively.

3. Significant Accounting Policies (Continued)

n) Impairment of long-lived assets

Long-lived assets or asset group, including intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

o) Revenue recognition

The Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services using the five steps defined under ASC Topic 606.

The Group determines revenue recognition through the following steps:

●	identification of the contract, or contracts, with a customer;

●	identification of the performance obligations in the contract;

●	determination of the transaction price;

●	allocation of the transaction price to the performance obligations in the contract; and

●	recognition of revenue when, or as, the Group satisfies a performance obligation

Revenue is recognized upon transfer of control of promised goods or services to a customer.

Revenue is recorded net of Value Added Tax (“VAT”) and related surcharges collected from customers, which are subsequently remitted to government authorities.

a) Continuing operations

Revenue from the resale of automotive electronic components

The Group generates revenue from the resale of automotive electronic components. The Group identified a single performance obligation, which is to deliver the specified automotive electronic components to customers. The sale price of the electronic component equipment and its accessories are clearly stated in the agreement signed with customers. The Group acts as a principal in these transactions in accordance with ASC 606 and recognizes revenue at a point in time when control of the automotive electronic components is transferred to customers.

Advertising business

For the marketing information services, the Group generates consumers’ demand information through its online channels and provides to the industry customers upon consumers’ consent. The Group identified only one performance obligation that is to provide consumer’s demand information to the industry customers. The marketing information service fee is charged based on the quantity of consumers’ demand information delivered. Revenue is recognized at a point in time upon the delivery of such consumers’ demand information.

For the proxy advertising services, with the development of network economy, online advertising has become a trend. The Group’s clients pay for ads posting to promote their brand images. The Group connect demands for our clients with popular online platforms, such as Tiktok, Kuaishou, Toutiao and etc, to showcase our clients’ brands, services or products. It’s the most efficient way for the clients to attract more attention. In practice, an account is set up on the platform for the client and the client notifies us to recharging the account when the account is activated. The client will get access to the account, determine when, where or how long to post the ads on its own and operate posting in the account. When the client posts an ad, the platform charges the account. The Group is considered to be a principle in accordance with ASC 606 and revenue is recognized over the period of the contract.

3. Significant Accounting Policies (Continued)

o) Revenue recognition (Continued)

b) Discontinued operations

Offline marketing services revenue

Auto shows revenue

The Group’s online website and offline infrastructure allow them to organize auto shows, which aim at facilitating transactions between consumers and industry customers that includes auto dealers, automakers and automotive service providers. The Group charges a fixed admission fee per auto show event from its industry customers for arranging, decorating and providing booth space at auto shows. The Group has identified one performance obligation for the transaction - providing a decorated venue for auto dealers, automakers and automotive service providers, as the individual service promised in auto show contracts are not distinct individually. As the Group has control of the auto show services and discretion in establishing the price of auto show admission fee to auto dealers, automakers and other automotive service providers, it is considered to be a principal in accordance with ASC 606. The auto shows revenue is recognized on a straight-line basis over the period of the contract, which is usually from two days to four days, when the services are provided.

The auto show business has been fully transformed into an agency model in July 2024. The Group’s agency service is developed from the original auto show service. The difference is that the Group arrange, decorate and provide booth space by ourselves in the original auto show service and collect the admission fee, but now the Group entrust the service to the agent, and at the same time to provide promotion services to the agent, and charge the service fee. The Group is considered to be an agent in accordance with ASC 606 and revenue is recognized over the period of the contract.

Special promotion events revenue

The Group provides integrated services to support auto dealers’ own special promotion events during a specific period. The services include event planning and execution, marketing, training and onsite coaching, etc. The Group charges a fixed service fee per special promotion event. The Group has identified one performance obligation as the individual service promised in service contracts are not distinct individually. As the Group has control of the service and discretion in establishing the price of the fee to auto dealers, it is considered to be a principal in accordance with ASC 606. The special promotion events revenue is recognized on a straight-line basis over the promotion period of the contract, which is usually one week, when the services are provided.

Referral service for commercial bank revenue

In October 2019, the Group commenced its auto loan referral services in collaboration with a commercial bank. The referral services provided to the bank include (i) referral services and (ii) periodic guarantee for the following time periods: (a) from the date of loan issuance by the commercial bank to the consumer to the date when the consumer’s vehicle mortgage registration is completed (the mortgage registration procedures should be completed within 120 days after the loan issuance) and (b) no overdue of more than 30 days for any of the first 3 monthly repayment. The referral service and periodic guarantee are two separate performance obligations that meet the criteria to be considered distinct, of which, referral services revenue is recognized at a point in time upon the delivery of the services and a guarantee liability is recorded at fair value at inception of the loans. Revenue from the periodic guarantee is recognized by a systematic and rational amortization method over the term of guarantee period. The Company has ceased the cooperation since April 2022.

One component of the transaction price is based on the loan performance of the following 12 months since the auto loans were released and the transaction price will be entitled to be received upon the loan performance meet specific criteria. The Group identified that one component as a variable consideration and the Group recognized the revenue when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

3. Significant Accounting Policies (Continued)

o) Revenue recognition (Continued)

Online marketing services revenue

The Group’s online marketing services revenue primarily include (i) live streaming promotion events services, (ii) customer referral services, (iii) marketing information services and (iv) demand-side platform services.

The Group commenced its live streaming promotion events services from the first quarter of 2020, holding promotional events on the live streaming platform of Zhejiang Tmall Technology Co., Ltd. (“Tmall”), which aims at facilitating transactions between consumers and industry customers that includes auto dealers, automakers and automotive service providers. The Group identified only one performance obligation that is to provide the industry customers with arranging, decorating and providing the platform for live show. The Group charges a fixed admission fee per live streaming promotion event from its industry customers. As the Group has control of the services and discretion in establishing the price of live streaming promotion admission fee to auto dealers, automakers and other automotive service providers, it is considered to be a principal in accordance with ASC 606. The live streaming promotion events services revenue is recognized on a straight-line basis over the promotion period of the contract, which is usually one week, when the services are provided.

Social CRM cloud services revenue

On January 13, 2020, the Company completed the acquisition of Longye, a Software-as-a-Service (“SaaS”) company who mainly provides subscription and support services to industry customers, including auto dealers, automakers and automotive service providers, with access to cloud services, software licenses and related support and updates during the term of the arrangement. Cloud services allow industry customers to use the Group’s multi-tenant software without taking possession of the software. The Group identified the only one performance obligation that is to provide integrated cloud services to industry customers. The Group initially records the subscription and support services fee as deferred revenue upon receipt and then recognizes the revenue on a straight-line basis over the service period, which is usually from one year to five years. The subscription and support services revenue are recognized on a straight-line basis over the period of the contract when the services are provided.

Referral service for distribution platform revenue

The Group also commenced its customer referral services from the first quarter of 2020 by referring its industry customers to Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu”) to use the membership services of a Baidu’s auto content distribution platform. The Group identified only one performance obligation that is to provide referral service to Baidu. The Group charges Baidu a fixed rate commission fee based on the membership fee amount for the services rendered. The Group is considered to be an agent in accordance with ASC 606 and revenue is recognized at point-in-time when the industry customers successfully register as a membership of Baidu’s auto content distribution platform.

p) Cost of revenues

a) Continuing operations

Costs of revenues, consist primarily of the purchase costs of automotive electronic components and other direct costs.

b) Discontinued operations

Costs of revenues, consist primarily of rental costs for auto show venues, venue set-up costs, security costs, and other direct costs. The cost of revenue also consists of sales lead information acquisition cost for online marketing services.

q) Selling and marketing expenses

a) Continuing operations

Selling and marketing expenses consist primarily of salaries and other compensation-related expenses for the Group’s sales and marketing personnel.

b) Discontinued operations

Selling and marketing expenses consist primarily of advertising and promotional expenses, salaries and other compensation-related expenses for the Group’s sales and marketing personnel. Advertising and promotional expenses consist primarily of costs for the promotion of corporate image, online and offline events. The Group expenses all advertising and promotional expenses as incurred and classifies them under selling and marketing expenses.

r) Leases

The Group accounts for lease under ASC 842 and has elected to utilize the short-term lease recognition exemption and, for those leases with a lease term of 12 months or less, the Group did not recognize operating lease right-of-use (“ROU”) assets or operating lease liabilities.

The Group determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

3. Significant Accounting Policies (Continued)

r) Leases (Continued)

As the Group’s leases do not provide an implicit rate, an incremental borrowing rate is used based on the information available at the commencement date, to determine the present value of lease payments. The incremental borrowing rate approximates the rate the Group would pay to borrow in the currency of the lease payments for the weighted-average life of the lease.

The operating lease ROU assets also include any lease payments made prior to lease commencement and exclude lease incentives and initial direct costs incurred if any. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

If there are lease agreements that contain both lease and non-lease components, they are accounted for separately based on their relative standalone price.

s) Share-based compensation

Share-based compensation expenses arise from share-based awards, including share options for the purchase of ordinary shares and restricted shares. The Company accounts for share-based awards granted to employees and nonemployee in accordance with ASC 718 Compensation-Stock Compensation.

For share options for the purchase of ordinary shares granted to employees determined to be equity classified awards, the related share-based compensation expenses are recognized in the condensed consolidated financial statements based on their grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Since November 21, 2018, when the Company’s ordinary shares were public traded, the fair value of the ordinary shares was determined at the closing price of the shares on the grant date. Share-based compensation expenses are recorded net of actual forfeitures using straight-line method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

For share-based awards granted to nonemployees in exchange for goods or services, the Company also accounts for such awards in accordance with ASC 718, as amended by ASU 2018-07. The measurement objective for nonemployee awards is the same as for employee awards, being the fair value of the equity instruments granted measured at the grant date. Compensation cost is recognized in the same periods and in the same manner as if the Company had paid cash for the goods or services instead of issuing share-based awards, and is based on the number of instruments for which the goods have been delivered or the services have been rendered.

If a share-based award is modified after the grant date, the Group evaluates for such modifications in accordance with ASC 718 Compensation—Stock Compensation, additional compensation expenses are recognized in an amount equal to the excess of the fair value of the modified equity instrument over the fair value of the original equity instrument immediately before modification. The additional compensation expenses are recognized immediately on the date of modification or over the remaining requisite service period, depending on the vesting status of the award.

t) Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the condensed consolidated statements of operations and comprehensive loss in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2025 and June 30, 2026.

3. Significant Accounting Policies (Continued)

u) Net loss per share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents. Dilutive common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

v) Comprehensive loss

Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive (loss)/income, as presented on the condensed consolidated balance sheets, consists only of accumulated foreign currency translation adjustments.

w) Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiary which is not attributable, directly or indirectly, to the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s condensed consolidated balance sheets and have been separately disclosed in the Group’s condensed consolidated statements of operations and comprehensive loss to distinguish the interests from that of the Company.

x) Treasury stock

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings.

y) Subscriptions receivable

Receivables arising from the issuance of the Company's equity instruments (subscriptions receivable) are presented as a deduction from shareholders' equity rather than as assets, in accordance with ASC 505-10-45-1 through 45-2 and ASC 310. When shares are issued on a subscription basis, the Company does not initially receive the total proceeds, and the receivable is recognized upon the receipt of an enforceable right to consideration. Consistent with the prevailing practice and the guidance in ASC 210-10-S99-1 (Regulation S-X Rule 5-02.30), the receivable is offset against the related issued shares within the equity section rather than recognized as a separate asset.

z) Segment reporting

The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker identified as the Chief Executive Officer for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM reviews consolidated results including revenue and operating income at a consolidated level. This resulted in two reportable segments in the Group: (1) the automotive electronics resale; and (2) the advertising business.

aa) Warrant liability

In connection with the issuance of ordinary shares, the Group issued warrants to purchase ordinary shares. The Group evaluates the warrants under Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity. Warrants recorded as liabilities are recorded at their fair value and remeasured on each reporting date with change in estimated fair value of warrant liability in the condensed consolidated statement of operations and comprehensive loss.

3. Significant Accounting Policies (Continued)

bb) Concentrations and Risks

Credit risk

Financial instruments that potentially subject the Group to the concentration of credit risk consist of cash and cash equivalents, restricted cash, accounts receivable and prepayment and other current assets. As of December 31, 2025 and June 30, 2026, all of the Group’s cash and cash equivalents were held in large reputable financial institutions located in the United States of America or China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is derived from revenue earned from the Company’s businesses.

Major customers

In 2025, we disposed our loss-making legacy business and expanded new business operations through a newly established subsidiary. As a result of the divestiture and related retrospective adjustments, we did not generate any revenue for the six months ended June 30, 2025.

For the six months ended June 30, 2026, revenue derived from the Company’s top five customers accounted for 61.94%   of total revenue.

Disclosure of details regarding the Company’s top five customers in respect of the concentration of sales revenues generated from third-party customers:

	For the six months Ended
	June 30, 2025		June 30, 2026
	RMB		RMB

Customer A	-	-	2,523	12.97%
Customer B	-	-	2,509	12.90%
Customer C	-	-	2,501	12.86%
Customer D	-	-	2,464	12.67%
Customer E	-	-	2,049	10.54%
Total	-	-	12,046	61.94%

Major suppliers

Resale of automotive electronic components

For the six months ended June 30, 2026, cost of revenue derived from the Company’s top five suppliers accounted for 68.57% of total cost of revenue.

Disclosure of details regarding the Company’s top five suppliers in respect of the concentration of sales costs generated from third-party suppliers:

	For the six months Ended
	June 30, 2025		June 30, 2026
	RMB		RMB

Supplier A	-	-	2,587	14.21%
Supplier B	-	-	2,497	13.72%
Supplier C	-	-	2,484	13.64%
Supplier D	-	-	2,476	13.60%
Supplier E	-	-	2,440	13.40%
Total	-	-	12,484	68.57%

Advertising business

The Group's procurement of live-streaming equipment and platform technical support is highly concentrated among two supplier, accounting for 100% of the Group's total prepayments for the advertising business. The total contract value for these two suppliers amounted to RMB206,301, with total prepaid amounts of RMB165,269, representing 80.11% of the total contract value. Specifically, the prepaid amounts to Beijing Fanyi Trading Co., Ltd. and Hangzhou Guihang Trading Co., Ltd. were RMB28,608 and RMB136,661, representing 17.31% and 82.69% of the total prepayments, respectively.

3. Significant Accounting Policies (Continued)

cc) Recently issued accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)” (“ASU 2023-07”). The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision useful financial analyses. Topic 280 requires a public entity to report a measure of segment profit or loss that the chief operating decision maker (CODM) uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU 2023-07 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively.

In December 2023, the FASB issued ASU 2023-08, “Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets” (“ASU 2023-08”). The ASU requires an entity to measure crypto assets that meet specified criteria at fair value, with changes in fair value recognized in net income each reporting period. It also requires enhanced disclosures, including the fair value, cost basis, and quantity of crypto assets held, as well as any restrictions on their sale or transfer. The ASU is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted. The Company received MFT tokens as subscription consideration on August 10, 2026, and held no MFT tokens as of June 30, 2026.  The Company is currently evaluating whether MFT meets the scope criteria in ASC 350-60. If MFT is within the scope of ASU 2023-08, the Company will recognize MFT at fair value upon receipt and subsequently measure it at fair value, with changes in fair value recognized in net income, and will provide the required disclosures in the period of adoption and thereafter.

In December 2023, FASB issued ASU 2023-09, “Income Taxes (Topic 740)” (“ASU 2023-09”). The amendments in ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. One of the amendments in ASU 2023-09 includes disclosure of, on an annual basis, a tabular rate reconciliation of (i) the reported income tax expense (or benefit) from continuing operations, to (ii) the product of the income (or loss) from continuing operations before income taxes and the applicable statutory federal income tax rate of the jurisdiction of domicile using specific categories, including separate disclosure for any reconciling items within certain categories that are equal to or greater than a specified quantitative threshold of 5%. ASU 2023-09 also requires disclosure of, on an annual basis, the year-to-date amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign jurisdictions, including additional disaggregated information on income taxes paid (net of refunds received) to an individual jurisdiction equal to or greater than 5% of total income taxes paid (net of refunds received). The amendments in ASU 2023-09 are effective for annual periods beginning after December 15, 2024, and should be applied prospectively.

In November 2024, the FASB issued ASU 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures”which primarily requires disaggregated disclosure of certain expense categories in the notes to the financial statements on an annual and interim basis. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted, and the Group is currently assessing the impact of adoption.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (“Topic 326”). This ASU provides a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses. For public business entities, ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The guidance will be applied on a prospective basis. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group elected this practical expedient and applied it in its 2025 annual financial statements. The Group estimates expected credit losses on accounts receivable using an aging schedule approach. The adoption of this practical expedient was applied prospectively and did not result in a cumulative-effect adjustment to retained earnings.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (“Topic 270”). This ASU provides narrow-scope improvements to the interim reporting guidance, including a comprehensive list of interim disclosure requirements, a new disclosure principle requiring entities to disclose material events occurring after the most recent annual reporting period, and clarified guidance on the form and content of condensed interim financial statements. For public business entities, ASU 2025-11 will be effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, it will be effective for interim reporting periods within annual reporting periods beginning after December 15, 2028. The guidance may be applied either prospectively or retrospectively. Early adoption is permitted for all entities.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

dd) Inventory

Inventories, which are primarily comprised of finished goods for sale, are stated at the lower of cost or net realizable value, using the first-in first-out method. We evaluate the need for reserves associated with obsolete, slow-moving and non-salable inventory by reviewing net realizable values on a periodic basis. Only defects products can be return to our suppliers.

ee) Prepayments and other current assets

Prepayments represent amounts paid in advance for goods or services to be received in the future and are initially recognized at cost. As prepayments are not financial assets, the measurement of credit losses under ASC 326 (the CECL model) does not apply to them.

The Group assesses prepayments for impairment under the general framework for asset impairment, which requires an evaluation of whether it is probable that the prepayment is unable to be realized or recovered. This assessment is based on the specific facts and circumstances, including the ability and intent of the supplier to deliver the goods or services and any evidence of nonperformance or doubt as to recoverability. Impairment indicators include, but are not limited to: the approach of the delivery date without notification from the supplier, prolonged delay in delivery or performance beyond normal purchase cycles, loss of contact with the supplier, lack of verifiable supporting documentation (such as shipping documents, customs declarations, or logistics tracking records), and patterns of repeated deferrals or nonperformance.

When it is probable that a prepayment will not be realized, an impairment loss is recognized to the extent that the carrying amount of the prepayment exceeds its expected recoverable amount, determined on a supplier-by-supplier (specific) basis. In evaluating the recoverable amount, the Group considers whether the supplier has actually delivered the goods or rendered the services, refunded the payment, or established communication, and whether verifiable evidence of progress exists. If the expected recoverable amount is estimated to be negligible or zero, the prepayment is fully impaired. Subsequent events that occur after the reporting date but before the financial statements are issued or are available to be issued are considered to the extent that they corroborate impairment indicators that existed at the reporting date.

ff) Payable third-party loans

Third-party loans represent borrowings from third parties to fund the Group's daily operating expenses. These loans are unsecured, non-interest-bearing and were obtained solely for cash with no other rights or privileges exchanged. As the loans are non-interest-bearing, the Group evaluates whether the effect of imputing interest is material to the condensed consolidated financial statements. For the current non-interest-bearing loans with maturities within one year, and for the non-interest-bearing loan with a term of two years, the Group has assessed that the imputed interest would not have a material effect on the condensed consolidated financial statements, as the resulting discount represents less than 1% of both net assets and net loss. And in accordance with ASC 835-30-25-4, because the loans were obtained solely for cash and no other rights or privileges were exchanged, the present value of the loans is presumed to equal the cash proceeds received. Accordingly, the Group recognizes these loans at the amount of cash proceeds received, which approximates the amount repayable, and does not impute interest. The loans are classified as current or non-current liabilities based on their contractual maturity dates.

4. Accounts receivables, net

Accounts receivables are consisted of the following:

	December 31, 2025	June 30, 2026
	RMB	RMB
Accounts receivable	6,522	5,074
Less: allowance for credit loss	-	-
Accounts receivable, net	6,522	5,074

The accounts receivable has been fully collected subsequent to the date of issuance of the consolidated financial statements.

5. Prepayment and other current assets, net

The following is a summary of prepayments and other current assets:

	December 31, 2025	June 30, 2026
	RMB	RMB
Procurement advance	165,270	168,240
Nonemployee share-based payments	-	268,668
Others	109	11
Less: provisions for prepayment and other current assets	-	(165,270)
Total prepayment and other current assets, net	165,379	271,649

Procurement advance

The aforementioned prepayment mainly occurred as the Group sought to enhance its profitability by exploring and experimenting with new methods such as live streaming and MCN business live streaming, in order to integrate with current new media. To better carry out the above-mentioned business, the Group externally procured relevant equipment and systems. In addition, the remaining prepayments mainly relate to the Group’s resale business.

Details of prepayments owed to the Company’s major suppliers are summarized in the table below.

No.	Counterparty	Nature of Goods/Services	Total Contract Value	Prepaid Amount
			RMB	RMB
1	Beijing Fanyi Trading Co., Ltd. (“Beijing Fanyi”)	Live-streaming equipment and platform technical support	35,761	28,609
2	Hangzhou Guihang Trading Co., Ltd.(“Hangzhou Guihang”)	Computing power equipment	170,541	136,661
3	Tianjin Xiyue Technology Development Co., Ltd.	Automotive electronics	2,869	2,869
Total			209,171	168,139

As of June 30, 2026, the Group assessed the recoverability of prepayments made to two suppliers engaged in the MCN live-streaming business. Under the original agreements, Beijing Fanyi and Hangzhou Guihang were required to deliver equipment by October, 2025; the delivery deadlines were subsequently extended to July 31, 2026 pursuant to supplementary agreements dated April 20, 2026. As of the date of this report, no goods or services had been received, and Beijing Fanyi remained unresponsive to demand letters sent in May and July 2026. Given the non-delivery, prior extensions, lack of verifiable evidence of performance, and the assessment that recovery was remote, the Group recognized full impairment provisions of RMB165.3 million against the two prepayment balances. Management continues to pursue recovery through legal proceedings, on-site collection visits, demand letters, and other available measures.

5. Prepayment and other current assets, net (Continued)

Nonemployee Share-Based Payments

The Group granted stock options to five external consultants on June 1 and June 14, 2026 as consideration for 12 months of consulting services commencing June 1, 2026 and ending May 31, 2027, consisting of business and corporate development advisory services, including reviewing business development needs, assisting with strategic and operational plans, identifying and evaluating business opportunities, strategic partners and acquisition targets, assisting with commercial negotiations, and providing market research, industry analysis and project coordination. The options are equity-classified under ASC 718, fully vested and exercisable at grant date. The Group recognizes a prepaid asset of $43,196(RMB291,944) at the grant date, measured at the grant-date fair value of the options, and amortizes it ratably over the 12-month service period.

As of June 30, 2026, the Company had amortized one-twelfth of the prepaid asset, with the remaining unamortized balance presented within prepaid expenses and other current assets. Compensation cost recognized for the interim period ended June 30, 2026 was $3,600(RMB24,702). The remaining prepaid asset will be fully amortized by May 31, 2027.

6. Property, equipment and software, net

Property, equipment and software, net consisted of the following:

	December 31, 2025	June 30, 2026
	RMB	RMB
Computer equipment	-	61
Less: accumulated depreciation	-	(4)
Property, equipment and software, net	-	57

7. Lease

Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is incremental borrowing rate or, if available, the rate which is implicit in the lease. The Group determines the incremental borrowing rate for each lease based primarily on its lease term in PRC, which is approximately 3.50%. The Group’s operating leases, primarily for office premises in Beijing, have and initial lease term of 2 years.

The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and do not contain a purchase option. The related lease payments are recognized as an expense on a straight-line basis over the lease term.

During the reporting period, the Group’s short-term lease consisted of copier lease. The expense related to short-term leases amounted to RMB2,400 ($350). As of June 30, 2026, the Group has no unrecognized commitments for short-term operating leases.

The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

	December 31, 2025	June 30, 2026
	RMB	RMB
Operating lease right-of-use assets	-	2,346
Operating lease liabilities	-	2,691

7. Lease (Continued)

Weighted-average remaining term and discount rate related to leases were as follows:

	For the six months ended June 30,
	2025	2026
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	-	-
Weighted-average remaining term
Operating lease	-	1.75
Weighted-average discount rate
Operating lease	-	3.5%

As of June 30, 2026, the future maturity of lease liabilities is as follows:

June 30,
2026
RMB
Overdue but unpaid	345
Remainder of 2026	690
2027	1,380
2028	345
Total lease payments	2,760
Less: interest	(69)
Present value of lease liabilities	2,691
Less: Operating lease liabilities, current	1,668
Operating lease liabilities, non-current	1,023

8. Contract liabilities

Amounts related to contract liabilities were as follows:

	December 31, 2025	June 30, 2026
	RMB	RMB
Deferred revenue	-	7,388
Advance from customers	189	75
Total	189	7,463

Deferred revenue

The balance of RMB 7,388 as of June 30, 2026 represents amounts billed to customers in advance of performance for the automotive electronics resale business. Specifically, the Group has issued invoices to customers for products that had not yet been shipped as of the balance sheet date. Because the Group has an unconditional right to consideration, corresponding accounts receivable have been recognized; however, the related performance obligation has not been satisfied since control of the products has not transferred to customers. Accordingly, this amount is recorded as a contract liability and is presented separately from advance from customers, which represents cash received before performance.

8. Contract liabilities (Continued)

Advance from customers

The balance of RMB 75 as of June 30, 2026 represents advances received from customers for the advertising business. The contract liability balance represents the transaction price allocated to the unsatisfied portion of the performance obligation. Revenue will be recognized over the service period as the performance obligations are satisfied.

A reconciliation of the movement in contract liabilities is as follows:

	December 31, 2025	June 30, 2026
	RMB	RMB
Beginning balance January 1	-	189
Customer prepayment and billing in advance of performance	339	8,420
Revenue recognized in the period that was included in the contract liability balance at the beginning of the period		(189)
Revenue recognized in the period that was included in the contract liability balance during the period	(150)	(957)
Ending balance	189	7,463

9. Taxation

a) Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

New York

Commencing from the year of assessment 2024, the New York’s statutory income tax rate is subject to US federal corporate income tax at a statutory rate of 21% and New York State corporate franchise tax under Article 9-A, which for 2026 is generally imposed at 6.5% on the business income base where such base does not exceed US$5 million, or 7.25% where the business income base exceeds US$5 million, subject to applicable rules.

Hong Kong

Commencing from the year of assessment 2018/2019, the first HK$2.0 million of profits earned by the Group’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Payments of dividends by the subsidiary to the Company are not subject to withholding tax in Hong Kong. The Ordinance only allows one entity within a group of “connected entities” to be eligible for the two-tier tax rate benefit. Under the Ordinance, it is an entity’s election to nominate an entity that will be subject to the two-tier profits tax rate on its Profits Tax Return. The election is irrevocable. TuanChe Information elected the two-tier profits tax rate for its tax years of 2023 and 2024. TuanChe Information applies the two-tier profits tax rate for its provision for current income and deferred taxes. Other HK subsidiaries of the Company elected 16.5% tax rate.

China

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%.

Singapore

The corporate income tax rate is 17%, applicable to both local and foreign companies.

Colorado

The corporate income tax rate is 4.4%, and the state sales tax rate is 2.9%.

9. Taxation (Continued)

a) Income taxes (Continued)

Loss before provision for income taxes is attributable to the following geographic locations:

Continuing operations

	For the six months ended June 30,
	2025	2026
	RMB	RMB
PRC	(9)	(165,905)
Foreign	28,178	(24,981)
Total (loss)/income from continuing operations before income taxes	28,169	(190,886)

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the six months ended June 30, 2025 and 2026:

Continuing operations

	For the six months ended June 30,
	2025	2026
	%	%
Statutory income tax rate of the PRC*	25.0	25.0
Permanent differences	-	-
Change in valuation allowance	(5.0)	(4.6)
Effect of preferential tax rate	(20.0)	(20.4)
Effective income tax rate	-	-

*	The Company is incorporated in the Cayman Islands, where the statutory income tax rate is 0%. However, the Group has its most significant operations and substantially all of the Group's pre-tax loss is attributable to its PRC operations . The Group has determined the PRC to be its principal tax jurisdiction and uses the PRC statutory income tax rate of 25% as the starting point in the rate reconciliation, as the Group believes this provides the most meaningful presentation of the factors affecting its consolidated effective tax rate.

10. Other taxes payable

The following is a summary of other taxes payable as of December 31, 2025 and June 30, 2026:

	December 31, 2025	June 30, 2026
	RMB	RMB
VAT payables	3	28
Others	1	4
Total	4	32

11. Payable third-party loans

The following is a summary of payable third-party loans as of December 31, 2025 and June 30, 2026:

	December 31, 2025	June 30, 2026
	RMB	RMB
Short-term loans from third parties	6,208	5,926
Long-term loans from third party	-	24,033
Total	6,208	29,959

The following is a summary repayment term as of June 30, 2026:

	Maturity date	Principal amount
		RMB
Loan 1	2026/8/31	2,131
Loan 2	2026/8/31	294
Loan 3	2026/7/31	484
Loan 4	2027/1/31	633
Loan 5	2027/2/14	570
Loan 6	2026/9/30	243
Loan 7	2026/10/31	681
Loan 8	2026/11/30	795
Loan 9	2026/11/30	95
Loan 10	2028/2/29	24,033
Total		29,959

The loans are unsecured, non-interest-bearing, and the proceeds are all used for daily operating expenses.

12. Other current liabilities

The following is a summary of other current liabilities as of December 31, 2025 and June 30, 2026:

	December 31, 2025	June 30, 2026
	RMB	RMB
Professional service fee	897	955
Others	9	3
Total	906	958

13. Share-based Compensation

Description of stock option plan and Share option replacement

In July 2012, the Group permits the grant of options of the Company to relevant directors, officers, other employees and consultants of the Company. Option awards are granted with an exercise price determined by the Board of Directors. Those option awards generally vest over a period of four years.

The Group recognizes share-based compensation expenses in the consolidated statements of operations and comprehensive loss based on awards ultimately expected to vest, after considering actual forfeitures.

13. Share-based Compensation (Continued)

The Company has replaced these share options with restricted shares for all employees and nonemployees on June 15, 2018.

In June 2018, the directors of the Company (the “Directors”) approved the TuanChe Limited Share Incentive Plan (the “Share Incentive Plan”). Under the Share Incentive Plan, 38,723,321 ordinary shares were issued to Best Cars for the restricted share awards at consideration of nil. Meanwhile, the incentive share options granted to employees and nonemployees of the Company were replaced by the restricted shares. As a result of the Share Incentive Plan, on June 15, 2018, a total of 15,473,653 share options of the Company were replaced by 13,740,480 restricted shares. The restricted shares awards are subject to the original vesting schedule of the replaced share options. The Company has recognized the incremental expenses immediately for those vested share options, the unvested portion will be recognized as expenses over the remaining vesting periods.

On March 13, 2023, Directors approved the 2023 Share Incentive Plan (the “2023 Plan”), to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of the Group’s business. The Group grant restricted shares under the 2023 Plan to the Group’s employees, directors and consultants. Those restricted shares generally vest over a period of nil to 4 years. Under the 2023 Plan, a total of 169,172,564 Class A ordinary shares were initially reserved for issuance. As of December 31, 2024, all restricted shares have been issued and granted under the 2023 Plan.

On November 17, 2025, the Directors approved the 2025 Equity Incentive Plan (the “2025 Plan”) to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of the Group’s business. Under the 2025 Plan, the Group initially granted restricted shares to its employees, directors and consultants, with vesting periods ranging from nil to 5 years. On December 15, 2025, a total of 1,237,314,316 Class A ordinary shares were issued pursuant to such restricted share grants. Subsequently, during the six months ended June 30, 2026, the Group elected to grant stock options under the same Plan instead of restricted shares. As of June 30, 2026, all stock options available under the 2025 Plan had been fully granted.

On March 17, 2026, Directors approved the 2026 Equity Incentive Plan (the “2026 Plan”), to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of the Group’s business. The Group grant stock options under the 2026 Plan to the Group’s employees, directors and consultants. These options are fully vested and immediately exercisable on the grant date. On March 30, 2026, a total of 21,139,464,000 Class A ordinary shares were issued. As of June 30, 2026, all stock options available under the Plan had been fully granted.

Pursuant to the 2025 Plan and the 2026 Plan, the Group has granted nil and 22,376,760,000 stock options to its nonemployees for the six months ended June 30, 2025 and 2026 and 59,577,600 of the granted options were exercised for the six months end June 30, 2026, with an aggregate intrinsic value of RMB729. The options have an exercise price of nil, are immediately exercisable upon grant with no vesting period, and have a contractual term of one year. The fair value of the options was determined based on the fair value of the underlying ordinary shares on the grant date, as the exercise price is nil and the options are immediately exercisable with no vesting period. No other assumptions were applied in the valuation as they are not relevant for options with a nil exercise price. The options were granted on June 1, 2026 and June 14, 2026, when the fair value of the underlying ordinary shares was approximately US$0.0018 and US$0.0020 per share, respectively. The Group recognizes a prepaid asset at the grant date measured at the grant-date fair value of the options, and amortizes it ratably over the service period. The options represent consideration for the advisory services to be rendered throughout the full service term, and if the services are terminated early, the Group has the right to recover the equity incentives corresponding to the unperformed portion of the service term on a pro rata basis. Accordingly, for the six months ended June 30, 2025 and 2026, prepaid assets of nil and RMB291,944 were recognized, respectively.

A summary of the stock options activities is presented below:

	Shares	Weighted Average	Remaining Contractual	Grant- Date
	underlying Options	Exercise Price	Term (Years)	Fair Value
		$		RMB
Outstanding as of December 31, 2025	-	-	-	-
Granted	22,376,760,000	0.00	1.0	291,944
Exercised	(59,577,600)	0.00	-	(743)
Outstanding as of June 30, 2026	22,317,182,400	0.00	0.92	291,201
Exercisable at June 30, 2026	22,317,182,400	0.00	0.92	291,167

For the six months ended June 30, 2025 and 2026, total share-based compensation expenses recognized by the Group for the restricted shares and stock options granted were RMB9.0 million and RMB24.7 million, respectively.

14. Equity

Ordinary shares and Pre-funded Warrant

On November 23, 2022, the Company issued 58,472,736 ordinary shares for a registered direct offering of approximately $15.0 million. The aggregate proceeds the Company received from this offering, net of commissions and other offering expenses, were $13.7 million. The offering consisted of (1) 3,654,546 ADSs and 1,800,000 pre-funded warrants to purchase ADSs (“Pre-Funded Warrant”) and (2) 5,454,546 ADSs warrants to purchase ADSs(“Warrant”). Each Warrant is exercisable to purchase one ADS for $2.75 and each Pre-Funded Warrant is exercisable to purchase one ADS for $0.001. Each ADS represents sixteen (16) Class A ordinary shares of the Company. The Pre-Funded Warrant became immediately exercisable upon issuance and may be exercised at any time until all of the Pre-Funded Warrant are exercised in full. The Warrant has a term of five years from the issuance date. On November 25, 2022, 800,000 pre-funded warrants had been exercised, 12,800,000 ordinary shares were issued upon such exercise.

The Company determined that the Pre-Funded Warrant meet the requirements for equity classification. The Pre-Funded warrants were recorded at their fair value on the date of issuance as a component of total equity. In addition, since these Pre-Funded warrants are exercisable for a nominal amount, they have been shown as exercised when issued and as outstanding common stock in the consolidated financial statements and earnings per share calculations. 1,000,000 pre-funded warrants had been exercised on January 30, 2024.

On October 24, 2024, the Company issued 58,002,480 ordinary shares for a registered direct offering of approximately $1.1 million. The aggregate proceeds the Company received from this offering, net of commissions and other offering expenses, were $0.9 million. The offering consisted of (1) 241,677 ADSs and 520,042 pre-funded warrants to purchase ADSs (“Pre-Funded Warrant”) and (2) 761,719 ADSs warrants to purchase ADSs(“Warrant”). Each Warrant is exercisable to purchase one ADS for $1.45 and each Pre-Funded Warrant is exercisable to purchase one ADS for $0.001. Each ADS represents two hundred and forty (240) Class A ordinary shares of the Company. The Pre-Funded Warrant became immediately exercisable upon issuance and may be exercised at any time until all of the Pre-Funded Warrant are exercised in full. The Warrant has a term of five years from the issuance date. In October 2024, 520,042 pre-funded warrants had been exercised, 124,810,080 ordinary shares were issued upon such exercise.

On February 10, 2025, the Company held an annual general meeting of shareholders. Passing the resolutions that the authorized share capital be increased from US$100,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 60,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 140,000,000 shares of a par value of US$0.0001 each to US$3,000,000 divided into 30,000,000,000 shares comprising of (i) 24,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 1,800,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 4,200,000,000 shares of a par value of US$0.0001 each of such class or classes as the Board may determine, by the creation of (i) 23,200,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 1,740,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 4,060,000,000 shares of a par value of US$0.0001 each of such class or classes as the Board may determine.

On March 3, 2025, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell up to an aggregate of 7,357,500,000 Class A ordinary shares, par value $0.0001 per share, at a price of $0.0031317 per Share, for an aggregate purchase price of approximately $23.0 million. Upon satisfying all closing conditions, the Offering was consummated on June 27, 2025. The Company issued an aggregate of 7,357,500,000 Class A Ordinary Shares to the Purchasers.

On September 11, 2025, the company issued 183,801,600 Class A Ordinary Shares due to the exercise of warrants issued on November 23, 2022.

14. Equity (Continued)

On November 17, 2025, the Directors approved the 2025 Equity Incentive Plan (the “2025 Plan”) to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of the Group’s business. Under the 2025 Plan, the Group initially granted restricted shares to its employees, directors and consultants, with vesting periods ranging from nil to 5 years. On December 15, 2025, a total of 1,237,314,316 Class A ordinary shares were issued pursuant to such restricted share grants. Subsequently, during the six months ended June 30, 2026, the Group elected to grant stock options under the same Plan instead of restricted shares. As of June 30, 2026, all stock options available under the 2025 Plan had been fully granted.

On February 3, 2026, the Company held an Extraordinary General Meeting of shareholders at which shareholders approved an increase in the Company’s authorized share capital from US$3,000,000 divided into 30,000,000,000 shares, comprising (i) 24,000,000,000 Class A Ordinary Shares, (ii) 1,800,000,000 Class B Ordinary Shares and (iii) 4,200,000,000 undesignated shares, each with a par value of US$0.0001 per share, to US$480,600,000 divided into 4,806,000,000,000 shares, comprising (i) 4,800,000,000,000 Class A Ordinary Shares, (ii) 1,800,000,000 Class B Ordinary Shares and (iii) 4,200,000,000 undesignated shares, each with a par value of US$0.0001 per share. The increase was effected through the creation of an additional 4,776,000,000,000 Class A Ordinary Shares. Shareholders also approved the adoption of the Company’s Ninth Amended and Restated Memorandum and Articles of Association, which became effective upon approval of the authorized share capital increase.

On February 12, 2026, the Company entered into a securities purchase agreement with certain non-U.S. investors (the “Purchasers”) pursuant to which the Company greed to sell an aggregate of 96,000,000,001 Class A ordinary shares at US$0.0012457 per share, for aggregate consideration of approximately $119,590,000 (in dollars), which purchase price should be paid by the Purchasers in fiat money or in cryptocurrencies, in the sole discretion of the Company. The shares were issued on February 28, 2026. As of June 30, 2026, the subscription consideration remained outstanding and had not been received by the Company. On August 10, 2026, the Company received 3,382,508 MFT tokens as consideration in connection with the transaction. As the shares had been issued but the consideration had not been received as of June 30, 2026, and as the subscription receivable is not recognized as an asset under U.S. GAAP, the Company presented the unpaid subscription consideration of RMB825,542 as a deduction from equity (contra-equity) as of June 30, 2026.

On February 24, February 28, May 9, and May 13, 2026, the Company issued an aggregate of 324,000,000 Class A Ordinary Shares (60,000,000, 96,000,000, 48,000,000 and 120,000,000, respectively) due to the exercise of warrants, all of which were held in the name of Mellon Bank.

On March 17, 2026, Directors approved the 2026 Equity Incentive Plan (the “2026 Plan”), to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of the Group’s business. The Group grant stock options under the 2026 Plan to the Group’s employees, directors and consultants. These options are fully vested and immediately exercisable on the grant date. On March 30, 2026, a total of 21,139,464,000 Class A ordinary shares were issued. As of June 30, 2026, all stock options available under the Plan had been fully granted and 59,577,600 of the granted options were exercised.

Subscription receivable

As discussed above, in connection with the February 12, 2026 securities purchase agreement, the Company issued 96,000,000,001 Class A ordinary shares on February 28, 2026. As of June 30, 2026, the subscription consideration of RMB825,542 had not been received. Because a subscription receivable is not recognized as an asset under U.S. GAAP, the unpaid subscription consideration is presented as a deduction from equity (contra-equity) as of June 30, 2026. On August 10, 2026, the Company received 3,382,508 MFT tokens as consideration for this transaction.

The following tables summarize the carrying amount of the MFT token consideration receivable for the periods ended June 30, 2026 and December 31, 2025:

	June 30, 2026		December 31, 2025
	Units	Fair value (U.S. dollars in thousands)	Units	Fair value (U.S. dollars in thousands)
Digital assets-MFT tokens to be received	N/A -variable number	119,590	-	-
Total	-	119,590	-	-

Warrant

On November 23, 2022, the Warrants are classified as a liability and the fair value allocated to the Warrant was RMB36.8 million. On October 28, 2024, the Warrants are classified as a liability and the fair value allocated to the Warrant was RMB6.9 million. The warrant liability will be re-measured at each reporting period until the warrant are exercised or expire and any changes will be recognized in the statement of operations and comprehensive loss. The fair value of Warrant was RMB15.6 million as of June 30, 2026.

15. Net Loss Per Share

As the Group incurred losses for the six months ended June 30, 2025 and 2026, the potential and restricted shares granted were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company.

Effective on January 26, 2024, the Company changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to sixteen (16) Class A ordinary shares to a new ADS ratio of one ADS representing two hundred and forty (240) Class A ordinary shares.

Effective on August 19, 2025, the Company changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to two hundred and forty (240) Class A ordinary shares to a new ADS ratio of one ADS representing four thousand and eight hundred (4,800) Class A ordinary shares.

15. Net Loss Per Share (Continued)

The following table sets forth the computation of basic and diluted net loss per share for the six months ended June 30, 2025 and 2026:

	For the six months ended June 30,
	2025	2026
Numerator:
Net (loss)/income from continuing operations attributable to Token Cat Limited’s shareholders	28,169	(190,886)
Net loss from discontinued operations attributable to Token Cat Limited’s shareholders	(28,844)	-
Net (loss)/income attributable to Token Cat Limited’s shareholders	(675)	(190,886)
Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	564,269,444	78,822,263,087
Basic and diluted net (loss)/income per share from continuing operations attributable to Token Cat Limited’s shareholders	0.05	(0.002)
Basic and diluted net loss per share from discontinued operations attributable to Token Cat Limited’s shareholders	(0.05)	-
Basic and diluted net (loss)/income per share attributable to Token Cat Limited’s shareholders	-	(0.002)

16. Commitments and contingencies

Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2025 and June 30, 2026.

17. Related party transactions and balance

Account	Related party	December 31, 2025	June 30, 2026
		RMB	RMB
Related party payables	Guangsheng Liu, Chief Executive Officer, President, Chief Financial Officer and Chairman	397	597
Related party receivables	New Tuanche Technology Limited, under common key management personnel (the legal representative)	-	14

Related party payables represent unsecured, interest-free borrowings from Guangsheng Liu, the Company’s chief executive officer. As of December 31, 2025, and June 30, 2026, the outstanding loan balances were $56,500 (RMB 0.4 million) and $88,000 (RMB 0.6 million), respectively.

18. Fair Value Measurement

Assets measured at fair value on a nonrecurring basis

The Company measured its property, equipment and software, equity investments, intangible assets and goodwill at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Assets and liabilities measured at fair value on a recurring basis

The Company measured its warrant at fair value on a recurring basis. As the Company’s warrant is not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of warrant. This instrument is categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the six months ended June 30, 2026.

The following table presents the fair value hierarchy for the Group’s liabilities that are measured and recorded at fair value as of December 31, 2025 and June 30, 2026:

	For the year ended December 31, 2025			For the six months ended June 30, 2026
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at fair value
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Warrant liability	-	-	24,377	-	-	15,558	2,294

On November 23, 2022, October 28, 2024, the Group issued 5,454,546 and 761,719 ADSs warrants, respectively. The warrants entitle the holder to purchase one ADS of our common stock at an exercise price equal to US$2.75 and US$1.45 per ADS at any time on or after their issuance date and on or prior to the close of business 5 years after the issuance date (the “Termination Date”). The Group determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock included in the public share offering. The Group evaluates the warrants under Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity. Warrants recorded as liabilities are recorded at their fair value and remeasured on each reporting date with change in estimated fair value of warrant liability in the consolidated statement of operations and comprehensive loss.

On October 24, 2024, the Group pursuant to Section 3(b) of the ADS Warrant, the number of ADSs issued on November 23, 2022 has been adjusted from 5,454,546 to10,349,111 ADSs warrants with US$1.45 strike. On February 28, 2025,the Group pursuant to Section 3(a) and 3(c) of the ADS Warrant, the number of ADSs issued on November 23, 2022 has been adjusted from 10,349,111 to19,957,214 ADSs warrants with US$0.75161 strike. On February 18, 2026, pursuant to Section 3(a) of the ADS Warrant, the exercise price of the warrants issued on November 23, 2022 was adjusted to US$0.29898   per ADS, and the number of outstanding ADS warrants was adjusted from 17,010,994 to 42,764,776. As of June 30, 2026, the warrants issued on November 23, 2022 had 1,350,000 ADSs warrants exercised.

On February 28, 2025,the Group pursuant to Section 3(a) and 3(c) of the ADS Warrant, the number of ADSs issued on October 28, 2024 has been adjusted from 761,719 to1,468,898 ADSs warrants with US$0.75161 strike.

The Company adopted Black Scholes model to assess the warrant’s fair value. Management is responsible for determining the fair value and assessing a number of factors. The valuation involves complex and subjective judgements as well as the Company’s best estimates on the valuation date. Key inputs related to the Black Scholes model for the valuation of the fair value of warrants are as follows:

	Issuance date November 23, 2022	As of December 31, 2025	As of June 30, 2026
Expiration of warrant (years)	5	1.9	1.40
Stock price per ADS (US$)	1.17	0.35	0.09
Exercise price per ADS (US$)	2.75	0.75	0.30
Risk-free rate	3.96%	3.73%	4.19%
Dividend yield	-	-	-
Standard deviation in the value of stock	132.3%	135.7%	189.1%
Calculated fair value per ADS (US$)	0.95	0.18	0.05

	Issuance date October 28, 2024	As of December 31, 2025	As of June 30, 2026
Expiration of warrant (years)	5	3.8	3.3
Stock price per ADS (US$)	1.48	0.35	0.09
Exercise price per ADS (US$)	1.45	0.75	0.75
Risk-free rate	4.11%	3.73%	4.19%
Dividend yield	-	-	-
Standard deviation in the value of stock	125.4%	135.7%	189.1%
Calculated fair value per ADS (US$)	1.27	0.26	0.07

18. Fair Value Measurement (Continued)

The warrants outstanding and fair values at each of the respective valuation dates of the warrants issued on November 23, 2022 are summarized below:

	Warrants Outstanding Issued on November 23, 2022	Calculated Fair Value per ADS	Fair Value
		US$	RMB
Fair Value as of November 23, 2022	5,454,546	0.95	36,838
Gain on change in fair value of warrant liability	—	—	(11,219)
Effect of exchange rate changes	—	—	(1,243)
Fair Value as of December 31, 2022	5,454,546	0.64	24,376
Gain on change in fair value of warrant liability	—	—	(20,732)
Effect of exchange rate changes	—	—	308
Fair Value as of December 31, 2023	5,454,546	0.10	3,952
Modification of warrants	4,894,565	—	—
Loss on change in fair value of warrant liability	—	—	58,818
Effect of exchange rate changes	—	—	610
Fair Value as of December 31, 2024	10,349,111	0.85	63,380
Modification of warrants	9,608,103	—	—
Gain on change in fair value of warrant liability	—	—	(25,630)
Exercised	(2,946,220)	—	(15,080)
Effect of exchange rate changes	—	—	(998)
Fair Value as of December 31, 2025	17,010,994	0.18	21,672
Modification of warrants	25,753,782	—	—
Gain on change in fair value of warrant liability	—	—	(2,725)
Exercised	(1,350,000)	—	(3,429)
Effect of exchange rate changes	—	—	(696)
Fair Value as of June 30, 2026	41,414,776	0.05	14,822

The warrants outstanding and fair values at each of the respective valuation dates of the warrants issued on October 28, 2024 are summarized below:

	Warrants Outstanding Issued on October 28, 2024	Calculated Fair Value per ADS	Fair Value
		US$	RMB
Fair Value as of October 28, 2024	761,719	1.27	6,888
Gain on change in fair value of warrant liability	—	—	(1,752)
Effect of exchange rate changes	—	—	40
Fair Value as of December 31, 2024	761,719	0.95	5,176
Modification of warrants	707,179	—	—
Gain on change in fair value of warrant liability	—	—	(2,394)
Effect of exchange rate changes	—	—	(77)
Fair Value as of December 31, 2025	1,468,898	0.26	2,705
Gain on change in fair value of warrant liability	—	—	(1,896)
Effect of exchange rate changes	—	—	(73)
Fair Value as of June 30, 2026	1,468,898	0.07	736

18. Fair Value Measurement (Continued)

The following table summarizes the activities related to fair value of the warrants issued on November 23, 2022 and October 28, 2024:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB
Fair value of warrants at beginning of the year (Level 3)	68,556	24,377
Exercised	(15,080)	(3,429)
Change in fair value	(28,024)	(4,621)
Effect of exchange rate changes	(1,075)	(769)
Fair Value of warrants as of June 30, 2026 (Level 3)	24,377	15,558

19. Discontinued Operations

On October 13, 2025, the Company held an extraordinary general meeting of the holders of the Company’s ordinary shares at which a resolution was approved authorizing the disposal of Long Ye International Limited, a Cayman Islands company (“Long Ye”), Long Ye Information Technology Limited, a Hong Kong company (“Long Ye HK”), Beijing Sangu Maolu Information Technology Co., Ltd., a PRC company (“Sangu Maolu”), TuanChe Information Limited, a Hong Kong company, (“Tuanche HK”), TuanYuan Internet Technology (Beijing) Co., Ltd., a PRC company (“TuanYuan”), TuanChe Group Inc., a Cayman Islands company, (“Tuanche Cayman”), TuanChe Information Group Limited, a Hong Kong company (“Tuanche Info”), Chema Technology (Beijing) Co., Ltd., a PRC company (“Chema”,together with Long Ye, Long Ye HK, Beijing Sangu Maolu, Tuanche HK, TuanYuan, Tuanche Cayman and Tuanche Info, the “Targets”), for a nominal cash consideration of US$1.

The Group’s primary business is operating an integrated automotive marketplace in China. The disposed entities (e.g., TuanChe Internet Information Service (Beijing) Co., Ltd., Sangu Maolu, Chema Technology) are the primary vehicles through which the Group conducted its main operations, including organizing auto shows and providing marketing services.

As of October 31, 2025, the Group ceased to participate in the operations and management of the disposed business.

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and non-current liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes benefit, shall be reported as a component of net loss separate from the net loss of continuing operations in accordance with ASC 205-20-45. The results of operations related to the Discontinued Business, including comparatives, were reported as loss from discontinued operations for the six months ended June 30, 2025.

Results of discontinued operations:

	For the six months ended June 30,
	2025	2026
	RMB	RMB
Net revenues	19,777	-
Cost of revenues	(4,151)	-
Gross profit	15,626	-
Operating expenses:		-
Selling and marketing expenses	(33,882)	-
General and administrative expenses	(7,408)	-
Research and development expenses	(1,370)	-
Total operating expenses	(42,660)	-
Loss from discontinued operations	(27,034)	-
Other income/(expenses):		-
Interest expenses, net	(753)	-
Gain/(loss) from equity method investments	(157)	-
Impairment of goodwill		-
Other income, net	(900)	-
Loss from discontinued operations before income taxes	(28,844)	-
Income tax benefit	-	-
Net loss from discontinued operations	(28,844)	-

19. Discontinued Operations (Continued)

Cash flows of the discontinued operations:

	For the six months ended June 30,
	2025	2026
	RMB	RMB
Net cash used in discontinued operations
Net cash( used in)/generated from operating activities	(807)	-
Net cash generated from/(used in) investing activities	-	-
Net cash generated from/(used in) financing activities	(1,101)	-

20. Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to nil as of June 30, 2026 including the paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

21. Segment reporting

In accordance with Accounting Standards Codification (ASC) Topic 280 Segment Reporting and Accounting Standards Update (ASU) 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, the Group identifies operating segments using the management approach, which is based on the internal reporting components regularly reviewed by the Chief Operating Decision Maker (CODM) to allocate resources and assess performance.

The Company’s CODM, the Chief Executive Officer, reviews the revenue and gross profit of each business line (resale of automotive electronic components and advertising services) on a periodic basis for purposes of resource allocation and performance assessment. Selling and marketing expenses, general and administrative expenses, and other operating expenses are managed and monitored at the consolidated level and are not allocated to individual business lines. Accordingly, the Group has determined that it operates in two reportable segments: (1) resale of automotive electronic components; and (2) advertising services.

The following table summarizes segment information for the periods presented:

	Resale of automotive electronic components	Advertising business	Total
	RMB	RMB	RMB
For the six months ended June 30, 2026*
Net revenues	18,375	1,072	19,447
Cost of revenues	18,205	-	18,205
Segment gross profit	170	1,072	1,242

*	The Group did not generate revenue from continuing operations for the six months ended June 30, 2025.

21. Segment reporting (Continued)

Selling and marketing expenses and general and administrative expenses are managed at the consolidated level and are not allocated to individual segments, as the CODM does not review such expenses on a segment basis. The following table reconciles total segment gross profit to the Group’s consolidated loss from continuing operations before income taxes:

	For the six months ended June 30,
	2025	2026
			US$
	RMB	RMB	Note 3(e)
Total segment gross profit	-	1,242	183
Total operating expenses	(13,900)	(196,730)	(28,995)
Loss from continuing operations	(13,900)	(195,488)	(28,812)
Other income	42,069	4,602	678
(Loss)/income from continuing operations before income taxes	28,169	(190,886)	(28,134)
Income tax benefit	-	-	-
Net (loss)/income from continuing operations	28,169	(190,886)	(28,134)
Loss from discontinued operations	(28,844)	-	-
Net loss	(675)	(190,886)	(28,134)

The CODM does not review segment assets or segment liabilities on a discrete basis; such information is managed and reviewed at the consolidated level. Accordingly, segment assets and liabilities are not presented.

22. Subsequent event

On August 18, 2026, the Company filed a registration statement on Form S-8 with the U.S. Securities and Exchange Commission to register 26,157,453,644 Class A ordinary shares, par value US$0.0001 per share, issuable pursuant to the Company’s 2026 Second Equity Incentive Plan.

On August 10, 2026, the Group received 3,382,508 MFT tokens from certain Non-U.S. investors as consideration in full settlement of the $119,590,000 (in dollars) consideration receivable recognized as of June 30, 2026 in connection with the securities purchase agreement dated February 12, 2026. Based on the contractual terms, the number of MFT tokens received was determined by dividing the $119,590,000 (in dollars) contractual consideration by the agreed settlement reference price per MFT token at the settlement date, resulting in the receipt of 3,382,508 MFT tokens at an implied value of approximately $35.35 (in dollars) per token. Management has determined that the MFT tokens received fully settled the outstanding subscription consideration. As of October 14, 2026, based on the market in which MFT currently trades, the market value of MFT is approximately $18.77 per token, resulting in a total value of approximately $63,475,130 (in dollars).

Effective August 28, 2026, Mr. Guangsheng Liu resigned as a director, the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer of the Group . His resignation was not a result of any disagreements with the Group Company on any matter related to its operations, policies or practices. Effective the same date, Mr. Zhanli Wang was elected as a director, the Chairman, the Chief Executive Officer and the Chief Financial Officer of the Group.

The Group evaluated subsequent events through October 15, 2026, the date on which the consolidated financial statements were issued, the Group did not identify any other subsequent events that require recognition and disclosure in the consolidated financial statements.